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Exhibit (a)(6)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated July 26, 2010 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by Barclays Capital Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(including the associated preferred stock purchase rights)
of
ADC Telecommunications, Inc.
at
$12.75 Net Per Share
Pursuant to the Offer to Purchase Dated July 26, 2010
by
Tyco Electronics Minnesota, Inc.
An Indirect Wholly Owned Subsidiary of
Tyco Electronics Ltd.

        Tyco Electronics Minnesota, Inc., a Minnesota corporation ("Purchaser") and an indirect wholly owned subsidiary of Tyco Electronics Ltd., a Swiss corporation ("Tyco Electronics"), is offering to purchase all outstanding shares of common stock, par value $0.20 per share (together with the associated preferred stock purchase rights, the "Shares"), of ADC Telecommunications, Inc., a Minnesota corporation ("ADC"), at a purchase price of $12.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 26, 2010 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering shareholders whose Shares are registered in their names and who tender directly to Mellon Investor Services LLC (the "Depositary") will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering shareholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, AUGUST 23, 2010, UNLESS THE OFFER IS EXTENDED.

        The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not withdrawn, prior to the expiration of the Offer, a number of Shares that, together with the Shares then-owned by Tyco Electronics and/or Purchaser, represents a majority of the total number of Shares outstanding on a fully diluted basis (the "Minimum Condition") and (ii) expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder and Article 4(5) of the European Union Council Regulation (EEC) No. 139/2004. The Offer is also subject to the other conditions described in the Offer to Purchase. There is no financing condition to the Offer.

        The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 12, 2010, as amended (the "Merger Agreement"), among ADC, Tyco Electronics and Purchaser. The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer, Purchaser will merge with and into ADC (the "Merger"), with ADC continuing as the surviving corporation and an indirect wholly owned subsidiary of Tyco Electronics. At the effective time of the Merger, each outstanding Share (other than any Shares in respect of which dissenters' rights are validly exercised under the Minnesota Business Corporation Act (the "MBCA") and any Shares held by ADC, Tyco Electronics or any subsidiary of ADC or Tyco Electronics (including Purchaser)) will be converted into the right to receive the price per Share paid in the Offer, without interest. No dissenters' rights are available to holders of Shares in connection with the Offer. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

        The Board of Directors of ADC (the "ADC Board") has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of ADC's shareholders and (ii) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the MBCA. The ADC Board recommends that ADC's shareholders accept the Offer and tender their Shares in the Offer. ADC has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will purchase, promptly after the expiration of the Offer, all Shares validly tendered and not withdrawn prior to 12:00 Midnight, New York City time, on Monday, August 23, 2010 (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the "Expiration Time")). If any condition to the Offer is not satisfied or waived at any scheduled Expiration Time, Purchaser must extend the Expiration Time for an additional period or periods until all of the conditions are satisfied or waived, but not beyond March 14, 2011; provided, however, that if all conditions of the Offer other than the Minimum Condition (and any conditions that are by their nature to be satisfied at the expiration of the Offer) have been satisfied or waived, Purchaser has the right, but not the obligation, to terminate the Offer 60 days after such conditions have been satisfied or waived. Notwithstanding the foregoing, under the terms of the Merger Agreement, Purchaser may not terminate or withdraw the Offer other than in connection with the termination of the Merger Agreement or as set forth in the immediately preceding proviso. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. In addition, pursuant to the terms of the Merger Agreement, Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff or the NASDAQ Stock Market applicable to the Offer or for any period otherwise required by applicable law.

        In accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the restrictions in the Merger Agreement, Purchaser expressly reserves the right to provide, at its option, a subsequent offering period following the Expiration Time (a "Subsequent Offering Period"). If provided, a Subsequent Offering Period will be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender any Shares not previously tendered in the Offer. If a Subsequent Offering Period is made available, (i) it will remain open for such period or periods as Purchaser will specify of at least three business days, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn, (iii) Purchaser will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the Offer Price. Purchaser may extend any initial Subsequent Offering Period by any period or periods. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares

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tendered during a Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time. If Purchaser elects to provide or extend a Subsequent Offering Period, Purchaser will make a public announcement of such Subsequent Offering Period or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Time or the date of termination of the prior Subsequent Offering Period.

        Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that ADC's consent is required for Purchaser to (i) waive or change the Minimum Condition, (ii) decrease the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) decrease the number of Shares sought in the Offer, (v) extend or otherwise change the Expiration Time (except to the extent permitted or required by the Merger Agreement) or (vi) otherwise amend, modify or supplement the conditions to the Offer set forth in "Section 15—Conditions of the Offer" or any other term of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, the holders of the Shares.

        In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile copy) and any other required documents to Mellon Investor Services LLC, our Depositary, and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when and if Purchaser gives oral or written notice of Purchaser's acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments and transmitting such payments to tendering shareholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

        Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment as provided herein, may also be withdrawn after September 23, 2010. For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible

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Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following the tender procedures described in the Offer to Purchase.

        The exchange of Shares for cash pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. All shareholders should consult with their own tax advisors as to the particular tax consequences of exchanging their Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        ADC has provided to Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

        Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below and will be furnished promptly at Purchaser's expense. Neither Tyco Electronics nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Dealer Manager, the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

        Innisfree M&A Incorporated

501 Madison Avenue
New York, New York 10022

(Call Toll-Free: (888) 750-5834)

The Dealer Manager for the Offer is:

Barclays Capital Inc.

745 Seventh Avenue, 3rd Floor
New York, New York 10019
Attention: Equity Corporate Services

(Call Toll-Free: (888) 610-5877)

July 26, 2010

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The Information Agent for the Offer is